

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2014

Via E-mail
Scott A. Lang
Chief Executive Officer
Silver Spring Networks, Inc.
555 Broadway Street
Redwood City, California 94063

> **Re:    Silver Spring Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No.  001-35828**

Dear Mr. Lang:

We have reviewed your letter dated June 27, 2014 in connection with the above-referenced filing and have the following comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 9, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1.  Business

Manufacturing, page 8

1.    We note your response to prior comment 2 that you do not believe a concise discussion of the material terms of your agreement with Plexus Corp. is required because you are not substantially dependent upon this agreement and you entered into it in the ordinary course of your business.  We are unable to agree with your conclusion since this agreement appears to be material to your business.  In future filings, please include a concise discussion of its material terms.

Item 1A.  Risk Factors

"We depend on a limited number of key suppliers and if such suppliers fail…," page 25

2.      We note your response to prior comment 3 that you have direct contracts with only a few custom component suppliers and that you generally believe you would be able to obtain component replacements on commercially reasonable terms without material harm to your business.  In your response letter, please clarify the instances in which you believe you would be unable to obtain component replacements on commercially reasonable terms and provide your analysis of whether any underlying agreements are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Elements of Operating and Financial Performance, page 50

3.      We note your response to prior comment 4.  Please explain what consideration you gave to disclosing any trends associated with these metrics.  In addition, tell us any additional metrics that you use to manage and analyze your business.

Results of Operations and Key Non-GAAP Financial Measures

Revenues, page 53

4.      We note your response to prior comment 5.  Please explain in greater detail your consideration of disclosing the extent to which increases/decreases in your product and service revenues were attributable to changes in price.  Alternatively, explain in greater detail why you believe comparing changes in price-based metrics period to period is not meaningful.

Product Revenue, page 53

5.      We note your response to prior comment 6.  Please tell us your consideration of providing enhanced disclosures with respect to the amounts, nature and timing of these contingent revenues.

Consolidated Financial Statements

Revenue Recognition, page 80

6.      We note from your response to prior comment 7 that the majority of your revenues related to third-party products and services including advanced metering arrangements

with third parties that integrate your communications models into their meters are recognized on a gross basis as you are generally acting as the principal under the arrangements.  Please describe in greater detail the significant terms, risks and obligations of your arrangements with third-party device manufactures and utility customers.  Explain why you believe these third-party device manufacturers do not have a contractual relationship with the utility customer.  Tell us how you determined that you have responsibility for product fulfillment and assume the physical loss of inventory risk in transit.  Clarify what responsibility the third-party device manufacture has for fulfillment, inventory risk and integration of your communications modules.  Explain why you believe you have credit risk for all amounts billed to the utility customer and have significant latitude in setting prices for such integrated devices.  Clarify whether you or the third-party device manufacture invoices the utility customer for the meters integrated with your communications models.  Describe whether you receive payments directly from the third-party device manufacture or the utility customer.  Tell us whether there are instances in which you do not have a choice of supplier selection.  In addition, explain whether there are circumstances when revenues related to third-party products and services are recognized on a net basis.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters.   If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Barbara Jacobs, Assistant Director at (202) 551-3735.  If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Account